Filed by Horizon Acquisition Corporation II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

Horizon Acquisition Corporation II

Commission File No.: 001-39631

Date: October 28, 2022

Private jet IPOs beg the question: Does stock price matter for customers?

Written by Doug Gollan

Posted on October 26, 2022

Wheels Up’s IPO day investors saw share price fall over 80%. Yet, the private jet provider has more members than ever. Does stock price matter for flyers?

What a difference a year makes, particularly for Wheels Up. And what’s ahead for Flexjet and FlyExclusive now that they plan to become publicly traded on the New York Stock Exchange?

The recent SPAC IPO news means three of the five largest private jet flight providers will be publicly traded as pure-play private aviation companies.

While NetJets and Jet Aviation are part of publicly traded companies, Berkshire Hathaway and General Dynamics, their financials are not broken out.

For newly public companies, the smiles seen while hammering the gavel at the Exchange are quickly met with the realities of market scrutiny.

Days after the SPAC IPO, Wheels Up shares reached $15, and analysts projected its stock price could go as high as $21 by 2023.

That was based on company presentations that it could democratize private aviation, create an Airbnb-like marketplace, and quickly move to profit.

On August 29th, Wheels Up’s stock, which trades on the NYSE under the UP symbol, closed at $2 per share.

It’s a mark it hasn’t seen since, dropping to as low as 99 cents before getting above the century mark.

At its current price, the market cap for Wheels Up is $385 million. That’s less than the value of its airplanes.

Gary Prestopino of Barrington Research, one of the first Wall Street analysts to follow Wheels Up, says a key issue with its stock price is the private aviation flight provider is in the wrong place at the wrong time.

“(The) market is moving away from risk-on assets such as UP that are losing bucket loads of money. Anything that came out of a SPAC is getting slaughtered,” he says.

Wheels Up posted a loss of $92 million in the second quarter despite seeing revenues soar by 49% to $425 million.

H1 2022 Net Loss increased from $61 million to $182 million while revenues increased 37% from $547 million to $751 million.

It will report Q3 2022 numbers sometime early in November.

Asked if Wheels Up is a takeover target at its current share price, Prestopino says, “Anything is possible.”

The M&A market has been robust in business aviation.

In fact, Wheels Up is the product of a shopping spree that included TMC Jets (2019), Delta Private Jets (2019), Gama Aviation Signature (2020), Mountain Aviation (2021), Alante Air Charter (2022), tech platform Avianis (2019) and broker Air Partner (2022).

The company has already said it will cut losses by increasing efficiency between its operators, something it hopes a new operations center will help.

What does stock price mean to customers?

But what does the share price mean to customers?

So far, the answer seems to be not much.

Just before its IPO, Wheels Up had 10,515 active members. At the end of Q2, that was up to 12,667 members, according to its financial statements.

The net gain of 2,152 members represents 20.5% growth.

In fact, only a handful of private jet flight providers have more than 2,000 active members in total.

In part, that has been driven by how Wheels Up has handled price increases.

It announced them ahead of time. That gave existing and new members a window to lock in current prices before the hikes.

It also didn’t stop selling to new members or even renewing existing customers, something others did as demand for private jets escalated.

Still, the bottom line is Wheels Up has been adding net members despite losses and despite its stock price.

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A recent survey of 571 Private Jet Card Comparisons subscribers found Wheels Up with an 81.9% renewal rate, up from 79.7% in 2021, within the statistical margin of error.

The industry average dipped from 86.2% to 81.1% this year.

Speaking before Wheels Up announced it had raised $259 million via equipment notes, Prestopino told us, “At this juncture, the company has over $400 million in cash and no long-term debt on its balance sheet. (There are) no issues with financial insolvency based on these metrics.”

Of course, the cash doesn’t account for funds members have deposited for future flights, which is not atypical of the jet card segment.

In other words, unless your jet card funds are put into an escrow account – something offered but not widely, you are an unsecured creditor if things go south.

The JetSuite bankruptcy found SuiteKey customers with over $50 million in losses.

Its trip through Chapter 11 revealed that the privately held company was successful in raising money (from JetBlue, Qatar Airways, and other high-profile investors) but was, at best, never more than marginally profitable.

“Despite the overall popularity and safety of the debtor’s brand, the industry itself is one with extraordinarily thin margins. In light of that, the debtor was never able to generate sufficient revenue to do more than cover its operating expenses, with nothing left to cover its monthly fixed expenses,” according to one filing.

At the time of its insolvency, it had less than $1 million of cash and cash equivalents in its coffers.

Zetta Jet, another high-flying privately held private aviation provider, left more than $50 million in unpaid bills when it shuttered in 2017.

Its bankruptcy post-mortem also revealed it was in poor health from inception.

Wheels Up, Flexjet, FlyExclusive perspectives

How should you look at the market if you are a consumer of private aviation as opposed to an investor?

We put that question to Wheels Up, Flexjet, and FlyExclusive.

A Wheels Up spokesperson says, “Our stock price, while certainly important, is not our company, nor is it a reflection of our unwavering commitment to provide exceptional service for our customers. We’re focused on continuing to transform and disrupt private aviation through a tech-enabled marketplace and investing in world-class talent to make it a reality. We’re proud that our customers love what we do, and we look forward to continuing to deliver the premier experience in private aviation.”

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Kenn Ricci, chairman of Flexjet, Inc., the name of the soon-to-be-public company, tells Private Jet Card Comparisons, “A stock price will ebb and flow and really only provides buyers with one of many indications as to whether that company’s product makes sense for a potential buyer. But, stock price can be an indicator of the long-term expected health of a company.

“So, a buyer might consider the stock price as important if they were purchasing a product that would be delivered in the future. For Instance, if they were putting money on deposit for a jet card or for flight that would not be delivered immediately, a buyer would definitely want to consider the financial position of the provider.

“Even if the stock price is low, the fact that a company is public will allow a potential buyer the ability to have a greater insight into the financial health of the company, which actually might provide a better indication of whether a buyer would want to commit to their products.”

Jim Segrave, the Founder and CEO of FlyExclusive, adds, “At FlyExclusive, Jet Club and fractional members choose us for our best-in-class service. We are investing heavily in the customer experience and our fleet, with over $600 million of new Citation aircraft on order. We will always do what is best for our business, our customers, and our employees.

“The decision to go public will not change these core values. FlyExclusive has been profitable since its second year of operations, and we do not need funding to sustain operations. Our balance sheet is strong, and our business plan is sound. This is what our customers should care about.”

He continues, “FlyExclusive will continue to offer competitive rates, strive to achieve market-leading dispatch availability, and dedicate incredible attention to detail on every flight. I look forward to growing our client and potential investor base in the interest of the company’s strategic plan to become the nation’s first fully vertically integrated private aviation company.”

My thoughts

Transparency is the bottom line.

In an industry where nearly all players are either privately held or subsidiaries of large companies where financials aren’t broken out, Wheels Up, and in the future, Flexjet, Inc, and FlyExclusive., will provide a lot of data points about the business for potential customers.

I welcome seeing more providers trade publicly.

All three have different approaches. Wheels Up, for example, is working to create a digital marketplace like Airbnb or Amazon. Flexjet is eyeing international expansion and possibly more acquisitions. FlyExclusive is focused on vertical integration.

Of course, what we see may not be pretty.

In the 1990s, the legendary former Chairman of American Airlines, Robert Crandall, used to say that cumulatively, since the Wright Brothers, the airline industry had lost money.

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Just like the Part 121 airlines found some of their value was in their customers, in other words, their frequent flyer programs, it could be that private aviation companies can deliver investors value beyond just what you pay to fly from point A to point B.

Indeed, investor decks provide comparisons to other industries, from those that target UHNWs like Richemont (owner of luxury brands like Cartier and IWC) and Hermes to Netflix (valued as a subscription business) and Amazon and Airbnb (online marketplaces).

There’s the old saying, “Better the devil you know.”

So if you are flying – not buying stock – customers and potential customers will have valuable quarterly updates on cash, sales, debt, how much is owed, and when it’s due.

That’s a good thing, regardless of where the stock price happens to be on any given day.

Additional Information and Where to Find It

In connection with the Business Combination, Horizon, Epic and Flexjet intend to prepare, and Flexjet intends to file the Registration Statement containing a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of Horizon Stock in connection with Horizon’s solicitation of proxies for the vote by Horizon’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Flexjet to be issued in connection with the Business Combination. When available, Horizon will mail the definitive proxy statement/prospectus and other relevant documents to its shareholders as of a record date to be established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Horizon will send to its shareholders in connection with the Business Combination. Investors and security holders of Horizon are advised to read, when available, the preliminary proxy statement/prospectus in connection with Horizon’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination.

Copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by Horizon or Flexjet with the SEC may be obtained, once available, free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Horizon and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Horizon’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Horizon’s shareholders in connection with the Business Combination will be in the Registration Statement, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Horizon’s directors and officers in Horizon’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of Horizon for the Business Combination. These documents can be obtained free of charge at the SEC’s website (www.sec.gov).

Flexjet, Epic and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the Business Combination when available.

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Forward-Looking Statements

Certain statements made in this communication and the documents incorporated by reference herein are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” “outlook” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this communication regarding the proposed transactions contemplated by the BCA, including the benefits of the Business Combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Business Combination.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Horizon’s and Epic’s managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the BCA; (2) the outcome of any legal proceedings that may be instituted against Horizon, Epic or Flexjet following the announcement of the BCA and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the stockholders of Horizon and Epic, certain regulatory approvals, or satisfy other conditions to closing in the BCA; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the BCA or could otherwise cause the transaction to fail to close; (5) the failure to meet the minimum cash requirement of the BCA due to Horizon shareholder redemptions and the failure to obtain replacement financing; (6) the inability to complete a concurrent PIPE Investment in connection with the Business Combination; (7) the failure to meet projected development and production targets; (8) the inability to obtain or maintain the listing of Flexjet’s shares of common stock on The New York Stock Exchange following the proposed Business Combination; (9) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (10) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Horizon, Epic and Flexjet to each grow and manage growth profitably, and retain its key employees; (11) costs related to the proposed Business Combination; (12) changes in applicable laws or regulations; (13) the possibility that Horizon or Epic may be adversely affected by other economic, business, and/or competitive factors; (14) risks relating to the uncertainty of the projected financial information with respect to Epic; (15) risks related to the organic and inorganic growth of Epic’s business and the timing of expected business milestones; (16) the amount of redemption requests made by Horizon’s shareholders; (17) actual or potential conflicts of interest of Horizon’s shareholders and other related parties as a result of certain relationships and transactions with Flexjet, Epic and Horizon, including significant ownership interests and business relationships; (18) members of management of Epic and their affiliated entities and Eldridge and its affiliates (including Sponsor) will control Flexjet following the consummation of the Business Combination, and their interests may conflict with Flexjet’s or its public stockholders, and such persons will be able to determine the composition of Flexjet’s board of directors and actions requiring stockholder approval, including a sale of Flexjet (including in an unsolicited transaction, which they will be able to block); and (19) other risks and uncertainties indicated from time to time in the final prospectus of Horizon for its initial public offering dated March 15, 2021 filed with the SEC and the Registration Statement on Form S-1, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Horizon’s and Flexjet’s other filings with the SEC. Horizon cautions that the foregoing list of factors is not exclusive.

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Horizon, Epic and Flexjet caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon, Epic and Flexjet do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. None of Horizon, Epic and Flexjet gives any assurance that any of Horizon, Epic or Flexjet will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom, and otherwise in accordance with applicable law.

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